Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Prospectus dated April 4, 2011, as supplemented by	Registration Statement No. 333-173299
the Preliminary Prospectus Supplement dated April 24, 2012)	April 26, 2012

Zions Bancorporation

4.50% Senior Notes Due March 27, 2017

Summary of Terms for Issuance

Issuer:	Zions Bancorporation (the “Company”)

Securities Offered:	4.50% Senior Notes due March 27, 2017

Ratings:	BBB- / BBB- / BBB (low) (S&P / Fitch / DBRS)

Price to Public:	100.249372% of principal amount, plus accrued interest from March 27, 2012.

Aggregate Principal Amount:	$100,000,000. Upon settlement, the notes will form a part of the same series as the Company’s outstanding $300,000,000 4.50% Senior Notes due March 27, 2017, issued on March 27, 2012.

Coupon:	4.50% per annum

Reoffer Yield:	4.442% (excluding the payment for interest that has accrued on the notes from and including March 27, 2012 up to, but not including, the Settlement Date of these notes that purchasers will be required to pay on the Settlement Date)

Trade Date:	April 26, 2012

Settlement Date:	May 1, 2012 (T+3)

Maturity Date:	March 27, 2017

Net Proceeds to Issuer:	$99,924,372

Interest Payment Dates:	Semi-annually on each March 27 and September 27, beginning September 27, 2012 and ending on Maturity Date.

Sole Book-Running Manager:	Deutsche Bank Securities Inc.

Minimum Denomination / Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP/ISIN:	989701BB2 / US989701BB28

Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The notes should be treated as issued in a “qualified reopening” for U.S. federal income tax purposes and therefore should be treated as issued with the same amount of original issue discount (OID) as the notes issued on March 27, 2012. Accordingly, a holder that acquires the notes in this offering at a price that is less than or equal to the principal amount of the notes will be required to include the remaining OID in respect of the notes issued on March 27, 2012 in income as ordinary interest income as it accrues, subject to offset in respect of any acquisition premium. See “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the preliminary prospectus.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-173299, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated April 4, 2011 contained in that registration statement, the preliminary prospectus supplement dated April 24, 2012, and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request these documents by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.